UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-41656

Jayud Global Logistics Limited

(Translation of registrant’s name into English)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Change in Registrant’s Certifying Accountant.

Effective as of June 30, 2025, Jayud Global Logistics Limited (the “Company”) dismissed Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm (the “Former Auditor”) and appointed Enrome LLP (the “New Auditor”) as its auditor for the financial year ending on December 31, 2025.

The dismissal of the Former Auditor and the proposed appointment of the New Auditor as the auditor of the Company for the Company’s financial year ending on December 31, 2025, have been considered and approved by the Audit Committee of the Board of Directors (the “Audit Committee”) and Board of Directors (the “Board”) on June 30, 2025.

The reports of the Former Auditor on the Company’s annual audited consolidated financial statements of the for the two most recent financial years and any subsequent interim period preceding June 30, 2025, the date of dismissal, being reports for the financial years ended December 31, 2024 and December 31, 2023, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion.

There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequent period up to June 30, 2025 which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events,” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings,except for the material weaknesses in the Company’s internal control over financial reporting previously disclosed in the Company’s 20-F filling on April 22, 2025,  regarding (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management occurred within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequently up to June 30, 2025.

The Company provided the Former Auditor with a copy of this report on Form 6-K and requested the Former Auditor to provide the Company with a letter addressed to the Securities and Exchange Commission (the “Commission”) stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter from the Former Auditor is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

During the Company’s most recent two fiscal years and the subsequent interim period through the date of this report, neither the Company nor anyone on its behalf have consulted with the New Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this report on Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

Exhibit Index

Exhibit No.

99.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: June 30, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
	Name	Xiaogang Geng
	Title:	Co-Chief Executive Officer

By:	/s/ Alan Tan Khim Guan
	Name	Alan Tan Khim Guan
	Title:	Co-Chief Executive Officer

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